UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

FX ALLIANCE INC.
(Name of Subject Company)

CB TRANSACTION CORP.
THOMCORP HOLDINGS INC.
THOMSON REUTERS CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

361202104
(CUSIP Number of Class of Securities)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 232-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Phone: (212) 859-8000
Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$679,000,373.00	$77,813.45

*
Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $22.00 cash per share (i) all 28,419,880 outstanding shares of common stock, par value $0.0001 per share, of FX Alliance Inc.; (ii) all 24,061 shares of restricted common stock, par value $0.0001 per share, of FX Alliance Inc.; and (iii) 5,047,850 shares of common stock, par value $0.0001 per share, of FX Alliance Inc., issuable pursuant to outstanding options with an exercise price less than $22.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $22.00 by an amount equal to $22.00 minus the exercise price for such option, in each case as of June 30, 2012, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$77,813.45	Filing Party:	CB Transaction Corp., Thomcorp Holdings Inc. and Thomson Reuters Corporation
Form or Registration No.:	Schedule TO	Date Filed:	July 18, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on July 18, 2012 (as amended and supplemented from time to time, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.0001 per share (each a “Share” and collectively, the “Shares”), of FX Alliance Inc., a Delaware corporation (“FX”), at a purchase price of $22.00 per Share, net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by CB Transaction Corp., a Delaware corporation (“Offeror”), Thomcorp Holdings Inc., a Delaware corporation, (“Thomcorp”) and Thomson Reuters Corporation (“Thomson Reuters”), on July 18, 2012, as amended by this Amendment No. 2 and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by FX on July 18, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by FX stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Thomcorp, Offeror, FX and, solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters.

Documentation relating to the Offer has been mailed to FX stockholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to Georgeson Inc., the Information Agent for the Offer, at 199 Water Street, 26th Floor, New York, NY 10038, or by calling toll-free at (866) 277-8239.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 and 4.

“Frequently Asked Questions” of the Offer to Purchase is hereby amended and supplemented by amending and restating the final question and answer on page 7 of the Offer to Purchase to instead read as follows:

“Do you have the financial resources to make payment?

Yes. We estimate that approximately $705 million will be needed to purchase all Shares validly tendered in the Offer to cash out certain employee stock options, to pay related fees and expenses and to complete the merger and pay the merger consideration in  connection with the merger of us into FX, which is expected to follow the successful completion of the Offer (all such payments, collectively referred to as the “Necessary Payments”). Thomson Reuters, our public parent company, or one or more of its subsidiaries will provide us with sufficient funds to pay the Necessary Payments. We expect to fund the Necessary Payments with funds provided by Thomson Reuters and its subsidiaries (including Thomcorp) either through one or more  capital contributions or as an intercompany loan (and the terms of any such intercompany loan have not yet been determined). Thomson Reuters and its subsidiaries will obtain such funds from cash on hand and/or cash generated from general corporate operating activities. As of June 30, 2012, Thomson Reuters and its consolidated subsidiaries had approximately $1.8 billion in cash and cash equivalents on hand. Thomson Reuters, Thomcorp and Offeror do not have any alternative financing plans or arrangements. Consummation of the Offer is not subject to any financing condition.  See “Section 10 - Source and Amount of Funds.””

Item 2.

Section 8 – “Certain Information Concerning FX” of the Offer to Purchase is hereby amended and supplemented by adding the following text and tables following the sub-section captioned “FX Projections”:

“Reconciliation of Non-GAAP Financial Measures.  FX’s projections include projections of FX’s “Operating Expenses,” “Adjusted EBITDA,” “Adjusted EBIT” and “Adjusted Net Income.”

“Operating Expenses” as presented by FX excludes depreciation and amortization and stock-based compensation and, for the fiscal year 2012, excludes expenses incurred in connection with FX’s initial public offering.  Operating Expenses, as presented by FX, is not a financial measurement prepared in accordance with GAAP.  Operating Expenses, as presented by FX, should not be considered as a substitute for operating expense prepared in accordance with GAAP.  Because Operating Expenses, as presented by FX, excludes some, but not all items that affect operating expense and may vary among companies, the Operating Expenses presented by FX may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between FX’s projected Operating Expenses and operating expenses, a financial measurement prepared in accordance with GAAP, is set forth below.  FX did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of Operating Expenses, as presented by FX, to operating expenses

	Fiscal Year	Fiscal Year
	2012	2013
	($U.S. in millions)
Operating expenses (GAAP)	$84.4	$89.8
Less: Depreciation and amortization	11.9	14.3
Less: Stock-based compensation expense	4.4	4.8
Less: Initial public offering expenses	1.4	-

Operating Expenses (Non-GAAP)	$66.7	$70.7

Adjusted EBITDA is not a financial measurement prepared in accordance with GAAP.  Adjusted EBITDA should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP.  Because Adjusted EBITDA excludes some, but not all items that affect net income and may vary among companies, the Adjusted EBITDA presented by FX may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between FX’s projected Adjusted EBITDA and net income, a financial measurement prepared in accordance with GAAP, is set forth below.  FX did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of Adjusted EBITDA to net income

	Fiscal Year	Fiscal Year
	2012	2013
	($U.S. in millions)
Net income (GAAP)	$24.7	$32.9
Provision for income taxes	16.4	21.8
Interest and other income (expense), net	(0.1)	-
Depreciation and amortization	11.9	14.3
Stock-based compensation expense	4.4	4.8
Initial public offering expenses	1.4	-

Adjusted EBITDA (Non-GAAP)	$58.7	$73.8

Adjusted EBIT is not a financial measurement prepared in accordance with GAAP.  Adjusted EBIT should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP.  Because Adjusted EBIT excludes some, but not all items that affect net income and may vary among companies, the Adjusted EBIT presented by FX may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between FX’s projected Adjusted EBIT and net income, a financial measurement prepared in accordance with GAAP, is set forth below.  FX did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of Adjusted EBIT to net income

	Fiscal Year	Fiscal Year
	2012	2013
	($U.S. in millions)
Net income (GAAP)	$24.7	$32.9
Provision for income taxes	16.4	21.8
Interest and other income (expense), net	(0.1)	-
Stock-based compensation expense	4.4	4.8
Initial public offering expenses	1.4	-

Adjusted EBIT (Non-GAAP)	$46.8	$59.5

Adjusted Net Income is not a financial measurement prepared in accordance with GAAP.  Adjusted Net Income should not be considered as a substitute for net income or other income or cash flow data prepared in accordance with GAAP.  Because Adjusted Net Income excludes some, but not all items that affect net income and may vary among companies, the Adjusted Net Income presented by FX may not be comparable to similarly titled measures of other companies.  A reconciliation of the differences between FX’s projected Adjusted Net Income and net income, a financial measurement prepared in accordance with GAAP, is set forth below.  FX did not provide us with this reconciliation in connection with our due diligence, but provided us with this reconciliation pursuant to SEC requirements in connection with this Offer to Purchase.

Reconciliation of Adjusted Net Income to net income

	Fiscal Year	Fiscal Year
	2012	2013
	($U.S. in millions)
Net income (GAAP)	$24.7	$32.9
Stock-based compensation expense, net of tax	2.7	2.9
Initial public offering expenses, net of tax	0.8	-

Adjusted Net Income (Non-GAAP)	$28.2	$35.8

Items 4 through 6, Item 8 and Item 11.

Section 13 – “The Transaction Documents” of the Offer to Purchase is hereby amended and supplemented by adding the following text to the end of the second paragraph of the sub-section captioned “The Tender and Support Agreements”:

“Copies of the Lock-Up Waivers to each of the Lock-Up Agreements with the Stockholders are filed as Exhibits (d)(6) through (d)(8) to the Schedule TO.”

Section 13 – “The Transaction Documents” of the Offer to Purchase is hereby further amended and supplemented by adding the following text to the end of the sub-section captioned “Lock-Up Waivers”:

“Copies of the Lock-Up Waivers relating to the Tender and Support Agreements are filed as Exhibits (d)(6) through (d)(8) to the Schedule TO.  A copy of the lock-up waiver relating to all other stockholders subject to the letter agreements with Merrill Lynch and GS is filed as Exhibit (d)(9) to the Schedule TO.”

Item 7.

(a), (b), (d)  The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by amending and restating it to instead read as follows:

“10.   Source and Amount of Funds.

We estimate that approximately $705 million will be needed to purchase all Shares validly tendered in the Offer, to cash out certain employee stock options, to pay related fees and expenses and to complete the Merger and to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer (all such payments, collectively referred to as the “Necessary Payments”). Thomson Reuters, our public parent company, or one or more of its subsidiaries will provide us with sufficient funds to pay the Necessary Payments. We expect to fund the Necessary Payments with funds provided by Thomson Reuters and its subsidiaries (including Thomcorp) either through one or more  capital contributions or as an intercompany loan (and the terms of any such intercompany loan have not yet been determined). Thomson Reuters and its subsidiaries will obtain such funds from cash on hand and/or cash generated from general corporate operating activities. As of June 30, 2012, Thomson Reuters and its consolidated subsidiaries had approximately $1.8 billion in cash and cash equivalents on hand. Thomson Reuters, Thomcorp and Offeror do not have any alternative financing plans or arrangements. Consummation of the Offer is not subject to any financing condition.

We do not believe that our financial condition is relevant to a decision by the holders of the Shares whether to tender Shares and accept the Offer because:

●	the Offer is being made for all outstanding Shares solely for cash, and if the holders of Shares tender their Shares, following the Merger, they will not have any continuing interest in FX, Thomson Reuters or Thomcorp;

●	consummation of the Offer is not subject to any financing condition;

●	if we consummate the Offer, we expect to acquire all remaining Shares in the Merger, in cash, for the same price per share paid in the Offer; and

●
we, through our direct parent company, Thomcorp, our public parent company, Thomson Reuters, and other subsidiaries of Thomson Reuters, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer.”

Item 11.

Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text at the end of the second paragraph of  the sub-section captioned “U.S. Antitrust”:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired effective 11:59 p.m., New York City time, on Monday, July 30, 2012.  As a result, the condition of the Offer related to the expiration or termination of the waiting period under the HSR Act has been satisfied.  On July 31, 2012, Thomson Reuters and FX issued a joint press release announcing the expiration of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(5)(H) to the Schedule TO and is incorporated herein by reference.”

Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby further amended and supplemented by adding the following paragraphs to the end of the sub-section captioned “Legal Proceedings—Stockholder Litigation”:

“On July 26, 2012 stipulations of voluntary discontinuance without prejudice were filed in both Rubin v. FX Alliance Inc., et al., Index No. 652450/2012, and Dart Seasonal Products Retirement Plan v. FX Alliance Inc., et al., Index No. 652509/2012.    Filed as Exhibit (a)(5)(I) to the Schedule TO is the stipulation of voluntary discontinuance filed in the Rubin litigation.  Filed as Exhibit (a)(5)(J) to the Schedule TO is the stipulation of voluntary discontinuance filed in the Dart Seasonal Products Retirement Plan litigation.

On July 27, 2012, Michael Rubin commenced a putative stockholder class action lawsuit entitled Michael Rubin, on Behalf of Himself and All Others Similarly Situated v. FX Alliance Inc., et al., Case No. 7730, in the Court of Chancery of the State of Delaware.  The allegations in the Delaware Court of Chancery complaint are substantially similar to the allegations contained in the amended complaint filed in Rubin v. FX Alliance Inc., et al., Index No. 652450/2012.  Filed as Exhibit (a)(5)(K) to the Schedule TO is the complaint filed with the Delaware Court of Chancery.”

Item 12.    EXHIBITS

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits:

Exhibit Number	Document

(a)(5)(H)	Joint Press Release, dated July 31, 2012, issued by Thomson Reuters and FX.

(a)(5)(I)	Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).

(a)(5)(J)
Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Dart Seasonal Products Retirement Plan, on Behalf of Itself and All Others Similarly Situated vs. FX Alliance Inc., et al.).

(a)(5)(K)	Class Action Complaint, dated July 27, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).

(d)(6)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Technology Crossover Ventures.

(d)(7)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to John W. Cooley.

(d)(8)
Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Philip Z. Weisberg and Philip Z. Weisberg as trustee for the Philip Z. Weisberg 2012 Grantor Annuity Trust.

(d)(9)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to certain stockholders of FX.

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2012	CB TRANSACTION CORP.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Secretary
Dated: July 31, 2012	THOMCORP HOLDINGS INC.
	By:	/s/Priscilla C. Hughes
		Name:	Priscilla C. Hughes
		Title:	Vice President and Assistant Secretary
Dated: July 31, 2012	THOMSON REUTERS CORPORATION
	By:	/s/Marc E. Gold
		Name:	Marc E. Gold
		Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated July 18, 2012.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 18, 2012.*
(a)(5)(A)	Joint Press Release, dated July 9, 2012, issued by Thomson Reuters and FX (incorporated by reference to the Schedule TO-C filed by Offeror, Thomcorp and Thomson Reuters with the SEC on July 9, 2012).*
(a)(5)(B)	Press Release, dated July 18, 2012, issued by Thomson Reuters.*
(a)(5)(C)	Class Action Complaint dated July 13, 2012 (Rubin v. FX Alliance Inc., et al.).*
(a)(5)(D)	Press Release, dated July 24, 2012, issued by FX (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).*
(a)(5)(E)
Class Action Complaint, dated July 19, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).*

(a)(5)(F)	Amended Class Action Complaint, dated July 24, 2012 (Dart Seasonal Products Retirement Plan, individually and on behalf all others similarly situated v. FX Alliance Inc. et al.).*
(a)(5)(G)	Amended Class Action Complaint, dated July 24, 2012 (Rubin v. FX Alliance Inc., et al.).*
(a)(5)(H)	Joint Press Release, dated July 31, 2012, issued by Thomson Reuters and FX.
(a)(5)(I)	Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).
(a)(5)(J)
Stipulation of Voluntary Discontinuance Without Prejudice, dated July 26, 2012 (Dart Seasonal Products Retirement Plan, on Behalf of Itself and All Others Similarly Situated vs. FX Alliance Inc., et al.).

(a)(5)(K)	Class Action Complaint, dated July 27, 2012 (Michael Rubin, on Behalf of Himself and All Others Similarly Situated vs. FX Alliance Inc., et al.).
(b)(1)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of July 8, 2012, by and among Thomcorp, Offeror, Thomson Reuters (solely with respect to Section 9.13) and FX (incorporated by reference to Exhibit 2.1 to FX’s Current Report on Form 8-K, File No. 1-35423, filed with the SEC on July 11, 2012).*

(d)(2)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, TCV VI, L.P. and TCV Member Fund, L.P.*
(d)(3)	Tender and Support Agreement, dated as of July 8, 2012, by and among Thomcorp, Offeror, and John W. Cooley.*
(d)(4)
Tender and Support Agreement, dated as of July 8, 2012, by and among Philip Z. Weisberg, in his individual capacity and in his capacity as the sole trustee of Philip Z. Weisberg 2012 Grantor Retained Annuity Trust.*

(d)(5)	Confidentiality Agreement, dated June 28, 2012, between FX and Thomson Reuters (Markets) LLC.*
(d)(6)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Technology Crossover Ventures.
(d)(7)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to John W. Cooley.
(d)(8)
Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to Philip Z. Weisberg and Philip Z. Weisberg as trustee for the Philip Z. Weisberg 2012 Grantor Annuity Trust.

(d)(9)	Letter re: Partial Waiver of Lock-Up Agreement, dated July 26, 2012, from Merrill Lynch and GS to certain stockholders of FX.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.